

Press Release

Contact
Venk Nathamuni
Managing Director, Investor Relations
(408) 601-5293

MAXIM INTEGRATED REPORTS RESULTS FOR THE FOURTH QUARTER OF FISCAL 2013; INCREASES DIVIDEND BY 8%, AUTHORIZES NEW $1.0 BILLION SHARE REPURCHASE PROGRAM

- **Revenue: $608 million**
- **Gross Margin: 61.1% GAAP (62.3% excluding special items)**
- **EPS: $0.40 GAAP ($0.44 excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.20 billion**
- **Fiscal first quarter revenue outlook: $570 million to $600 million**
- **Quarterly dividend increased 8% to $0.26 per share**
- **New $1.0 billion share repurchase program authorized**

SAN JOSE, CA - July 25, 2013 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $608 million for its fourth quarter of fiscal 2013 ended June 29, 2013, an increase from the $605 million revenue recorded in the prior quarter.

Tunc Doluca, President and Chief Executive Officer, commented, "We are disappointed by the weakness in end market demand for our smartphone products which resulted in revenue and earnings below expectations. This was partially offset by revenue growth in 22 of the 24 market segments that we address. We continue to generate strong profits and cash flow, and we are confident in our strategy and long-term business model as demonstrated by the increase in our dividend and share repurchases."

Fiscal Year 2013 Fourth Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the June quarter was $0.40. The results were primarily affected by an $11 million pre-tax charge for acquisition related items.

GAAP earnings per share, excluding special items, was $0.44. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of our fourth quarter of fiscal 2013, total cash, cash equivalents and short term investments was $1.20 billion, a decrease of $373 million from the prior quarter. Notable items include:

- Debt repayment: $300 million
- Cash flow from operations: $214 million
- Net capital expenditures: $34 million
- Dividends: $70 million ($0.24 per share)
- Stock repurchases: $193 million

Business Outlook

The Company's 90 day backlog at the beginning of the first fiscal quarter of 2014 was $357 million. Due to weakness in our smartphone business, results for the September 2013 quarter are expected to be:

- Revenue: $570 million to $600 million
- Gross Margin: 59% to 62% GAAP (60% to 63% excluding special items)
- EPS: $0.34 to $0.38 GAAP ($0.37 to $0.41 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity or mergers, acquisitions, divestitures, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.26 per share will be paid on September 5, 2013, to stockholders of record on August 22, 2013. This is an 8% increase in the dividend compared to the prior quarter.

Share Repurchase Program

Maxim Integrated's Board of Directors has authorized the repurchase of up to $1.0 billion of the Company's Common Stock. All repurchases will be subject to market and economic conditions. The stock repurchase authorization does not have an expiration date and the pace of repurchase activity will depend on factors such as current stock price, levels of cash generation from operations, cash requirements and other factors.

Under the Company's prior repurchase authorization from August 2011, which is now cancelled and superseded by this new authorization, the Company repurchased 23 million shares for $641 million.

Conference Call

Maxim Integrated has scheduled a conference call on July 25, 2013, at 2:00 p.m. Pacific Time to discuss its financial results for the fourth quarter of fiscal 2013 and its business outlook. To listen via telephone, dial (866) 804-3545 (toll free) or (703) 639-1326. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

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CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended			Year Ended	
	June 29, 2013	March 30, 2013	June 30, 2012	June 29, 2013	June 30, 2012
	(in thousands, except per share data)				
Net revenues	$ 608,194	$ 604,884	$ 604,956	$ 2,441,459	$ 2,403,529
Cost of goods sold	236,795	228,782	232,967	944,892	952,677
Gross margin	371,399	376,102	371,989	1,496,567	1,450,852
Operating expenses:					
Research and development	132,009	134,138	134,007	534,819	552,379
Selling, general and administrative	82,083	81,954	79,980	324,282	321,273
Intangible asset amortization	3,670	3,903	4,049	15,525	16,737
Impairment of long-lived assets (1)	—	—	22,383	24,929	30,095
Severance and restructuring expenses	442	151	18	2,829	6,785
Other operating expenses (income), net (2)	2,105	1,678	(4,469)	5,864	(11,214)
Total operating expenses	220,309	221,824	235,968	908,248	916,055
Operating income	151,090	154,278	136,021	588,319	534,797
Interest and other income (expense), net (3)	(6,830)	(2,669)	(108)	(18,040)	(2,064)
Income before provision for income taxes	144,260	151,609	135,913	570,279	532,733
Provision for income taxes (4)	25,246	22,824	25,279	117,970	177,815
Income from continuing operations	119,014	128,785	110,634	452,309	354,918
Income from discontinued operations, net of tax (5)	—	2,603	—	2,603	31,809
Net income	$ 119,014	$ 131,388	$ 110,634	$ 454,912	$ 386,727
Earnings per share: basic					
From continuing operations	$ 0.41	$ 0.44	$ 0.38	$ 1.55	$ 1.21
From discontinued operations, net of tax (5)	—	0.01	—	0.01	0.11
Basic	$ 0.41	$ 0.45	$ 0.38	$ 1.56	$ 1.32
Earnings per share: diluted					
From continuing operations	$ 0.40	$ 0.43	$ 0.37	$ 1.51	$ 1.18
From discontinued operations, net of tax (5)	—	0.01	—	0.01	0.11
Diluted	$ 0.40	$ 0.44	$ 0.37	$ 1.52	$ 1.29
Shares used in the calculation of earnings per share:					
Basic	290,146	292,888	292,757	291,835	292,810
Diluted	296,756	300,082	299,793	298,596	300,002
Dividends paid per share	$ 0.24	$ 0.24	$ 0.22	$ 0.96	$ 0.88

SCHEDULE OF SPECIAL ITEMS
(Unaudited)

	Three Months Ended			Year Ended	
	June 29, 2013	March 30, 2013	June 30, 2012	June 29, 2013	June 30, 2012
	(in thousands, expect per share data)				
Cost of goods sold:					
Intangible asset amortization	$ 7,777	$ 7,777	$ 9,392	$ 33,994	$ 36,693
Acquisition related inventory write up	—	—	—	—	1,801
Total	$ 7,777	$ 7,777	$ 9,392	$ 33,994	$ 38,494
Operating expenses:					
Intangible asset amortization	$ 3,670	$ 3,903	$ 4,049	$ 15,525	$ 16,737
Impairment of long-lived assets (1)	—	—	22,383	24,929	30,095
Severance and restructuring	442	151	18	2,829	6,785
Other operating expenses (income), net (2)	2,105	1,678	(4,469)	5,864	(11,214)
Total	$ 6,217	$ 5,732	$ 21,981	$ 49,147	$ 42,403
Interest and other expense (income), net (3)	$ 700	$ —	$ 550	$ 700	$ (1,226)
Total	$ 700	$ —	$ 550	$ 700	$ (1,226)
Provision for income taxes:					
Reversal of tax reserves	$ —	$ —	$ —	$ —	$ (2,272)
International restructuring implementation (4)	—	—	2,751	18,726	65,389
Fiscal year 2012 research & development tax credits	—	(3,899)	—	(3,899)	—
Total	$ —	$ (3,899)	$ 2,751	$ 14,827	$ 63,117
Discontinued operations:					
Income from discontinued operations, net of tax (5)	$ —	$ (2,603)	$ —	$ (2,603)	$ (31,809)
Total	$ —	$ (2,603)	$ —	$ (2,603)	$ (31,809)

(1) Includes impairment charges relating to wafer fab and end of line manufacturing equipment and land & building held for sale.

(2) Other operating expenses (income), net are primarily for in-process research and development, certain payroll taxes, contingent consideration adjustments related to certain acquisitions, loss (gain) relating to sale of land and buildings, loss on lease abandonment, and stock option related litigation.

(3) Includes gain on sale and impairment of privately-held companies.

(4) Includes impact due to international restructuring.

(5) Includes gain on sale, net of tax relating to certain businesses divested.

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STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended June 29, 2013	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	320	$	1,999	$	559	$	2,878
Research and development expense		1,673		6,748		1,226		9,647
Selling, general and administrative expense		1,333		4,488		507		6,328
Total	$	3,326	$	13,235	$	2,292	$	18,853
Three Months Ended March 30, 2013								
Cost of goods sold	$	337	$	2,120	$	598	$	3,055
Research and development expense		1,440		7,116		1,480		10,036
Selling, general and administrative expense		1,157		4,764		601		6,522
Total	$	2,934	$	14,000	$	2,679	$	19,613
Three Months Ended June 30, 2012								
Cost of goods sold	$	462	$	2,206	$	423	$	3,091
Research and development expense		1,607		8,331		1,413		11,351
Selling, general and administrative expense		1,468		4,518		462		6,448
Total	$	3,537	$	15,055	$	2,298	$	20,890
Year Ended June 29, 2013								
Cost of goods sold	$	1,532	$	8,862	$	2,210	$	12,604
Research and development expense		7,230		31,475		5,441		44,146
Selling, general and administrative expense		5,331		19,523		2,204		27,058
Total	$	14,093	$	59,860	$	9,855	$	83,808
Year Ended June 30, 2012								
Cost of goods sold	$	2,014	$	9,387	$	1,738	$	13,139
Research and development expense		7,844		35,699		5,525		49,068
Selling, general and administrative expense		6,436		19,493		1,731		27,660
Total	$	16,294	$	64,579	$	8,994	$	89,867

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 29, 2013	March 30, 2013	June 30, 2012
		(in thousands)	
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,174,986	$ 1,547,980	$ 881,060
Short-term investments	25,060	25,095	75,326
Total cash, cash equivalents and short-term investments	1,200,046	1,573,075	956,386
Accounts receivable, net	285,438	300,046	317,461
Inventories	275,640	268,018	242,162
Deferred tax assets	82,173	81,809	98,180
Other current assets	96,609	113,010	85,177
Total current assets	1,939,906	2,335,958	1,699,366
Property, plant and equipment, net	1,373,124	1,368,905	1,353,606
Intangible assets, net	157,146	165,591	208,913
Goodwill	422,004	422,004	423,073
Other assets	43,730	41,660	52,988
TOTAL ASSETS	$ 3,935,910	$ 4,334,118	$ 3,737,946
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 105,322	$ 114,629	$ 147,086
Income taxes payable	22,437	20,200	22,589
Accrued salary and related expenses	187,970	182,894	191,846
Accrued expenses	60,592	59,075	64,092
Current portion of long term debt	2,015	304,314	303,496
Deferred income on shipments to distributors	26,557	25,851	26,280
Total current liabilities	404,893	706,963	755,389
Long term debt	503,573	503,573	5,592
Income taxes payable	282,697	271,815	212,389
Deferred tax liabilities	206,855	213,138	198,502
Other liabilities	29,894	26,063	27,797
Total liabilities	1,427,912	1,721,552	1,199,669
Stockholders' equity:			
Common stock	288	292	293
Retained earnings	2,523,457	2,629,895	2,553,418
Accumulated other comprehensive loss	(15,747)	(17,621)	(15,434)
Total stockholders' equity	2,507,998	2,612,566	2,538,277
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,935,910	$ 4,334,118	$ 3,737,946

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended			Year Ended	
	June 29, 2013	March 30, 2013	June 30, 2012	June 29, 2013	June 30, 2012
	(in thousands)				
Cash flows from operating activities:					
Net income	$ 119,014	$ 131,388	$ 110,634	$ 454,912	$ 386,727
Adjustments to reconcile net income to net cash provided by operating activities:					
Stock-based compensation	18,853	19,613	20,890	83,808	89,867
Depreciation and amortization	51,191	50,391	53,554	207,136	211,096
Deferred taxes	(2,813)	18,392	1,224	25,372	30,759
Loss (gain) from sale of property, plant and equipment	1,380	(2,397)	(1,412)	(1,156)	(7,648)
Tax benefit (shortfall) related to stock-based compensation	358	1,317	1,309	8,197	3,112
Impairment of long-lived assets	—	—	22,933	24,929	30,645
Excess tax benefit from stock-based compensation	(2,792)	(4,297)	(5,247)	(18,923)	(17,482)
In-process research and development written-off	—	2,800	—	2,800	1,600
Loss (gain) on sale of discontinued operations	—	(3,285)	—	(3,285)	(45,372)
Gain from sale of investments in privately-held companies	—	—	—	—	(1,811)
Changes in assets and liabilities:					
Accounts receivable	14,608	(35,501)	(21,206)	32,023	(19,262)
Inventories	(7,657)	(12,143)	(22,090)	(35,245)	(432)
Other current assets	(2,132)	(14,653)	(5,634)	(20,533)	(16,757)
Accounts payable	(6,961)	10,453	11,802	(32,510)	25,515
Income taxes payable	13,118	9,100	20,329	70,156	134,967
Deferred revenue on shipments to distributors	706	489	(2,449)	277	(10,601)
All other accrued liabilities	17,527	40,026	5,457	19,977	(38,201)
Net cash provided by (used in) operating activities	214,400	211,693	190,094	817,935	756,722
Cash flows from investing activities:					
Payments for property, plant and equipment	(48,922)	(54,945)	(76,610)	(216,672)	(264,348)
Proceeds from sales of property, plant and equipment	4,538	10,199	1,400	19,196	16,883
Proceeds from sales of property, plant and equipment through note receivable	10,786	—	—	10,786	—
Proceeds from sale of discontinued operations	—	—	—	—	56,607
Proceeds from maturity of available-for-sale securities	—	50,000	—	50,000	—
Purchases of available-for-sale securities	—	—	—	—	(25,108)
Purchases of privately-held companies securities	(500)	—	(1,500)	(500)	(3,480)
Acquisitions	(2,767)	—	(2,257)	(2,767)	(168,544)
Proceeds from sales of investments of privately-held companies	585	—	—	585	3,225
Net cash provided by (used in) investing activities	(36,280)	5,254	(78,967)	(139,372)	(384,765)
Cash flows from financing activities:					
Excess tax benefit from stock-based compensation	2,792	4,297	5,247	18,923	17,482
Contingent consideration paid	(6,305)	—	—	(13,781)	—
Dividends paid	(69,532)	(70,421)	(64,408)	(280,215)	(257,731)
Repayment of notes payable	(302,299)	(903)	(400)	(303,500)	(20,806)
Issuance of debt	—	494,395	—	494,395	—
Debt issuance cost	(671)	(3,250)	—	(3,921)	—
Repurchase of common stock	(193,221)	(66,330)	(56,282)	(375,135)	(246,412)
Issuance of ESPP	19,529	—	18,807	36,297	33,772
Net issuance of restricted stock units	(7,456)	(7,941)	(6,929)	(29,042)	(29,649)

Proceeds from stock options exercised	6,049	26,079	13,347	71,342	49,906
Net cash provided by (used in) financing activities	(551,114)	375,926	(90,618)	(384,637)	(453,438)
Net increase (decrease) in cash and cash equivalents	(372,994)	592,873	20,509	293,926	(81,481)
Cash and cash equivalents:					
Beginning of period	1,547,980	955,107	860,551	881,060	962,541
End of period	$ 1,174,986	$ 1,547,980	$ 881,060	$ 1,174,986	$ 881,060
Total cash, cash equivalents, and short-term investments	$ 1,200,046	$ 1,573,075	$ 956,386	$ 1,200,046	$ 956,386

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended			Year Ended	
	June 29, 2013	March 30, 2013	June 30, 2012	June 29, 2013	June 30, 2012
	(in thousands, except per share data)				
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:					
GAAP gross profit	$ 371,399	$ 376,102	$ 371,989	$ 1,496,567	$ 1,450,852
GAAP gross profit %	*61.1%*	*62.2%*	*61.5%*	*61.3%*	*60.4%*
Special expense items:					
Intangible asset amortization	7,777	7,777	9,392	33,994	36,693
Acquisition related inventory write up	—	—	—	—	1,801
Total special expense items	7,777	7,777	9,392	33,994	38,494
GAAP gross profit excluding special expense items	$ 379,176	$ 383,879	$ 381,381	$ 1,530,561	$ 1,489,346
GAAP gross profit % excluding special expense items	*62.3%*	*63.5%*	*63.0%*	*62.7%*	*62.0%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:					
GAAP operating expenses	$ 220,309	$ 221,824	$ 235,968	$ 908,248	$ 916,055
Special expense (income) items:					
Intangible asset amortization	3,670	3,903	4,049	15,525	16,737
Impairment of long-lived assets (1)	—	—	22,383	24,929	30,095
Severance and restructuring	442	151	18	2,829	6,785
Other operating expenses (income), net (2)	2,105	1,678	(4,469)	5,864	(11,214)
Total special expense items	6,217	5,732	21,981	49,147	42,403
GAAP operating expenses excluding special expense items	$ 214,092	$ 216,092	$ 213,987	$ 859,101	$ 873,652
Reconciliation of GAAP net income to GAAP net income excluding special items:					
GAAP net income	$ 119,014	$ 131,388	$ 110,634	$ 454,912	$ 386,727
Special expense (income) items:					
Intangible asset amortization	11,447	11,680	13,441	49,519	53,430
Acquisition related inventory write up	—	—	—	—	1,801
Impairment of long-lived assets (1)	—	—	22,383	24,929	30,095
Severance and restructuring	442	151	18	2,829	6,785
Other operating expenses (income), net (2)	2,105	1,678	(4,469)	5,864	(11,214)
Interest and other expense (income), net (3)	700	—	550	700	(1,226)
Pre-tax total special expense items	14,694	13,509	31,923	83,841	79,671
Tax effect of special items	(4,231)	(3,806)	(10,613)	(22,963)	(25,579)
Reversal of tax reserves	—	—	—	—	(2,272)
International restructuring implementation (4)	—	—	2,751	18,726	65,389
Fiscal year 2012 research & development tax credits	—	(3,899)	—	(3,899)	—
Discontinued operations, net of tax (5)	—	(2,603)	—	(2,603)	(31,809)
GAAP net income excluding special expense items	$ 129,477	$ 134,589	$ 134,695	$ 528,014	$ 472,127
GAAP net income per share excluding special expense items:					
Basic	$ 0.45	$ 0.46	$ 0.46	$ 1.81	$ 1.61
Diluted	$ 0.44	$ 0.45	$ 0.45	$ 1.77	$ 1.57
Shares used in the calculation of earnings per share excluding special expense items:					
Basic	290,146	292,888	292,757	291,835	292,810
Diluted	296,756	300,082	299,793	298,596	300,002

(1) Includes impairment charges relating to wafer fab and end of line manufacturing equipment and land & building held for sale.

(2) Other operating expenses (income), net are primarily for in-process research and development, certain payroll taxes, contingent consideration adjustments related to certain acquisitions, loss (gain) relating to sale of land and buildings, loss on lease abandonment, and stock option related litigation.

(3) Includes gain on sale and impairment of privately-held companies.

(4) Includes impact due to international restructuring.

(5) Includes gain on sale, net of tax relating to certain businesses divested.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; impairment of long-lived assets; severance and restructuring; in-process research and development; contingent consideration adjustments relating to certain acquisitions; loss (gain) relating to sale of land and buildings; stock option related litigation; certain payroll taxes; the tax provision impacts due to international restructuring implementation; reversal of tax reserves; fiscal year 2012 research and development tax credits; loss on lease abandonment; and gain on sale, net of tax relating to certain business divested. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP gross profit excluding special items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP operating expenses excluding special items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets;

severance and restructuring; in-process research and development; contingent consideration adjustments relating to certain acquisitions; loss on lease abandonment; loss (gain) relating to sale of land and buildings; certain payroll taxes; and stock option related litigation. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP net income and GAAP net income per share excluding special items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets; severance and restructuring; in-process research and development; contingent consideration adjustments relating to certain acquisitions; loss on lease abandonment; loss (gain) relating to sale of land and buildings; stock option related litigation; certain payroll taxes; the tax provision impacts due to international restructuring implementation; reversal of tax reserves; fiscal year 2012 research and development tax credits; and gain on sale, net of tax relating to certain business divested. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its first quarter of fiscal 2014 ending in September 2013, which includes revenue, gross margin and earnings per share, as well as the Company's confidence in its strategy and long-term business model as demonstrated by the increase in its dividend and share repurchases . These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on

Form 10-K for the fiscal year ended June 30, 2012 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

At Maxim Integrated, we put analog together in a way that sets our customers apart. In Fiscal 2013, we reported revenues of $2.4 billion. For more information, go to www.maximintegrated.com.